Exhibit 99.1

Pinduoduo Announces Fourth Quarter and Fiscal Year 2018 Results

SHANGHAI, CHINA, March 13, 2019 — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing “new e-commerce” platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•                            GMV1 in the twelve-month period ended December 31, 2018 was RMB471.6 billion (US$268.6 billion), an increase of 234% from RMB141.2 billion in the twelve-month period ended December 31, 2017.

•                            Total revenues3 in the quarter were RMB5,653.9 million (US$822.3 million), an increase of 379% from RMB1,179.4 million in the same quarter of 2017.

•                            Average monthly active users4 in the quarter were 272.6 million, an increase of 93% from 141.0 million in the same quarter of 2017.

•                            Active buyers5 in the twelve-month period ended December 31, 2018 were 418.5 million, an increase of 71% from 244.8 million in the twelve-month period ended December 31, 2017.

•                            Annual spending per active buyer6 in the twelve-month period ended December 31, 2018 was RMB1,126.9 (US$163.9), an increase of 95% from RMB576.9 in the twelve-month period ended December 31, 2017.

“We had a strong finish to 2018 in the fourth quarter,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “GMV in the last twelve months increased 234% year-over-year to RMB471.6 billion. This was driven by the rapid growth in our annual active buyer base and a near doubling in the annual spending per active buyer. We view this as an indication of users’ growing trust in our platform, and will keep on innovating to satisfy our users’ evolving needs so they can have the best user experience possible.”

1  “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day.

2  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  As the Company lost its EGC status on December 31, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the modified retrospective transition approach beginning January 1, 2018. The adoption did not have a significant impact on the Company’s operating results for the three months and the year ended December 31, 2018 and the comparable periods.

4  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

5  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

6  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“In the fourth quarter, our revenue grew 379% year-over-year and 68% sequentially to RMB5.7 billion,” added Mr. Tian Xu, Vice President of Finance of Pinduoduo. “The growth in our revenue is the result of the continued expansion of our buyer base and increasing user engagement, which translates to greater traffic and attractive advertising return on investments  on our platform. To build on this momentum and increase mindshare with users, we will continue to invest strategically.”

Fourth Quarter 2018 Financial Results

Total revenues were RMB5,653.9 million (US$822.3 million), an increase of 379% from RMB1,179.4 million in the same quarter of 2017 and an increase of 68% sequentially from RMB3,372.4 million in the previous quarter. The increases were primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB5,062.4 million (US$736.3 million), an increase of 470% from RMB887.6 million in the same quarter of 2017, and an increase of 70% sequentially from RMB2,974.1 million in the previous quarter.

•                          Revenues from transaction services were RMB591.5 million (US$86.0 million), an increase of 103% from RMB291.8 million in the same quarter of 2017, and an increase of 49% sequentially from RMB398.3 million in the previous quarter.

Total costs of revenues were RMB1,424.0 million (US$207.1 million), an increase of 281% from RMB374.0 million in the same quarter of 2017, and an increase of 84% sequentially from RMB774.7 million in the previous quarter. The increase from last quarter is mainly due to higher costs for cloud services, our call center and merchant support services.

Total operating expenses were RMB 6,870.8 million (US$999.3 million), compared with RMB828.1 million in the same quarter of 2017.

•                          Sales and marketing expenses were RMB 6,024.0 million (US$876.2 million), an increase of 699% from RMB753.9 million in the same quarter of 2017, mainly due to an increase in online and offline advertisement and promotions and branding campaigns.

•                          General and administrative expenses were RMB321.6 million (US$46.8 million), a significant increase from RMB11.6 million in the same quarter of 2017, primarily due to an increase in headcount and share-based compensation expenses.

•                          Research and development expenses were RMB525.2 million (US$76.4 million), an increase of 901% from RMB52.5 million in the same quarter of 2017. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, as well as an increase in R&D-related cloud services expenses.

Operating loss was RMB2,640.9 million (US$384.1 million), compared with operating loss of RMB22.7 million in the same quarter of 2017. Non-GAAP operating loss7 was RMB2,112.9 million (US$307.3 million), compared with RMB10.0 million in the same quarter of 2017.

Net loss attributable to ordinary shareholders was RMB2,423.9 million (US$352.5 million), compared with net income of RMB13.6 million in the same quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders8 was RMB1,895.9 million (US$275.7million), compared with Non-GAAP net income attributable to ordinary shareholders of RMB26.3 million in the same quarter of 2017.

Basic and diluted net loss per ADS was RMB2.16 (US$0.32), compared with net earnings per ADS of RMB0.04 in the same quarter of 2017. Non-GAAP basic and diluted net loss per ADS were RMB1.72 (US$0.24), compared with Non-GAAP basic and diluted net earnings per ADS of RMB0.04 in the same quarter of 2017.

Net cash9 provided by operating activities was RMB5,732.4 million (US$833.7 million), compared with RMB5,362.6 million in the same quarter of 2017, primarily due to an increase in revenues from online marketing services.

Cash, cash equivalents and restricted cash were RMB30.5 billion (US$4.4 billion) as of December 31, 2018, compared with RMB12.4 billion as of December 31, 2017.

Fiscal Year 2018 Financial Results

Total revenues were RMB13,120.0 million (US$1,908.2 million), representing an increase of 652% from RMB1,744.1 million in 2017. The increase was primarily due to an increase in revenues from online marketing services.

•                      Revenues from online marketing services were RMB11,515.6 million (US$1,674.9 million), representing an increase of 852% from RMB1,209.3 million in 2017.

•                      Revenues from transaction services were RMB1,604.4 million (US$233.4 million), representing an increase of 202% from RMB531.4 million in 2017.

•       Revenues from merchandise sale were nil, representing a decrease of 100% from RMB3.4 million in 2017.

7  Non-GAAP operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expenses and impairment of long term investment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures “ set forth at the end of this press release.

8  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and impairment of long term investment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures “ set forth at the end of this press release.

9  As the Company lost its EGC status on December 31, 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Pursuant to the guidance, the Company retrospectively restated the statement of cash flows in the comparative periods.

Total costs of revenues were RMB2,905.2 million (US$422.6 million), representing an increase of 302% from RMB722.8 million in 2017. The increase from last year is mainly due to higher costs for cloud services, our call center and merchant support services.

Total operating expenses were RMB21,014.5 million (US$3,056.4 million), compared with RMB1,617.0 million in 2017.

•                      Sales and marketing expenses were RMB13,441.8 million (US$1,955.0 million), an increase of 900% from RMB1,344.6 million in 2017 as we invested in cultivating greater user recognition through online and offline advertising campaigns and promotions.

•                      General and administrative expenses were RMB6,456.6 million (US$939.1 million), a significant increase from RMB133.2 million in 2017, primarily due to an increase in headcount and share-based compensation expenses as we expanded our operations.

•                      Research and development expenses were RMB1,116.1 million (US$162.3 million), an increase of 764% from RMB129.2 million in 2017. The increase was primarily due to an increase in headcount as we invest to build out our technical capabilities. We have recruited more experienced R&D personnel, as well as incurred more costs in R&D related cloud services expenses.

Operating loss was RMB10,799.7 million (US$1,570.8 million), compared with operating loss of RMB595.7 million in 2017. Non-GAAP operating loss was RMB3,958.2 million (US$575.7 million), compared with RMB469.2 million in 2017.

Net loss attributable to ordinary shareholders was RMB10,297.6 million (US$1,497.7 million), compared with RMB498.7 million in 2017. Non-GAAP net loss attributable to ordinary shareholders was RMB3,456.0 million (US$502.7 million), compared with RMB372.2 million in 2017.

Basic and diluted net loss per ADS was RMB13.88 (US$2.00), compared with RMB1.12 in 2017. Non-GAAP basic and diluted net loss per ADS were RMB4.64 (US$0.68), compared with RMB0.84 in 2017.

Net cash provided by operating activities was RMB7,767.9 million (US$1,129.8 million), compared with RMB9,686.3 million in 2017, primarily due to an increase in sales and marketing expenses.

Recent Developments

Follow-on Equity Offering

On February 7, 2019, the Company successfully completed a public offering of 40,185,000 American Depositary Shares (“ADSs”), each representing four Class A ordinary shares of the Company, and of 14,815,000 ADSs by several shareholders (the “selling shareholders”), at a public offering price of US$25.00 per ADS. Including the 8,250,000 additional ADSs purchased upon the full exercise of the underwriters’ over-allotment option, the Company raised a total of US$1,180 million in proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 AM U.S. Eastern Time on Wednesday, March 13, 2019 (8:00 PM Beijing/Hong Kong Time on Wednesday, March 13, 2019).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	7587753

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses and impairment of long term investment. The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and impairment of long term investment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and impairment of long term investment, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31,2017	December 31, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	3,058,152	14,160,322	2,059,533
Restricted cash	9,370,849	16,379,364	2,382,280
Receivables from online payment platforms	88,173	247,586	36,010
Short-term investments	50,000	7,630,689	1,109,838
Amounts due from related parties	442,912	1,019,033	148,212
Prepayments and other current assets	127,742	953,989	138,752
Total current assets	13,137,828	40,390,983	5,874,625

Non-current assets
Property and equipment, net	9,279	29,075	4,229
Intangible asset	—	2,579,338	375,149
Loan to a related party	162,363	—	—
Other non-current assets	5,000	182,667	26,568
Total non-current assets	176,642	2,791,080	405,946

Total Assets	13,314,470	43,182,063	6,280,571

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31,2017	December 31, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Amounts due to related parties	76,057	478,113	69,539
Customer advances	56,453	191,482	27,850
Payable to merchants	9,838,519	17,275,934	2,512,680
Accrued expenses and other liabilities	360,393	2,225,667	323,712
Merchant deposits	1,778,085	4,188,273	609,159
Total current liabilities	12,109,507	24,359,469	3,542,940

Total Liabilities	12,109,507	24,359,469	3,542,940

Mezzanine equity	2,196,921	—	—

Shareholders’ (deficits)/equity
Ordinary Shares	54	142	20
Additional paid-in capital	61,326	29,114,527	4,234,532
Accumulated other comprehensive income/(loss)	(23,101)	1,035,783	150,648
Accumulated deficits	(1,030,237)	(11,327,858)	(1,647,569)
Total shareholders’ (deficits)/equity	(991,958)	18,822,594	2,737,631
Total liabilities, mezzanine equity, and shareholders’ (deficits)/equity	13,314,470	43,182,063	6,280,571

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services	1,179,402	5,653,922	822,329	1,740,691	13,119,990	1,908,223
Merchandise sales	—	—	—	3,385	—	—
Total Revenues	1,179,402	5,653,922	822,329	1,744,076	13,119,990	1,908,223

Costs of revenues
Costs of online marketplace services	(374,024)	(1,424,035)	(207,117)	(719,778)	(2,905,249)	(422,551)
Costs of merchandise sales	—	—	—	(3,052)	—	—
Total costs of revenues	(374,024)	(1,424,035)	(207,117)	(722,830)	(2,905,249)	(422,551)

Gross profit	805,378	4,229,887	615,212	1,021,246	10,214,741	1,485,672

Sales and marketing expenses	(753,945)	(6,023,974)	(876,151)	(1,344,582)	(13,441,813)	(1,955,031)
General and administrative expenses	(11,649)	(321,609)	(46,776)	(133,207)	(6,456,612)	(939,075)
Research and development expenses	(52,488)	(525,213)	(76,389)	(129,181)	(1,116,057)	(162,324)
Impairment of long term investment	(10,000)	—	—	(10,000)	—	—
Total operating expenses	(828,082)	(6,870,796)	(999,316)	(1,616,970)	(21,014,482)	(3,056,430)

Operating loss	(22,704)	(2,640,909)	(384,104)	(595,724)	(10,799,741)	(1,570,758)

Interest income	38,892	233,357	33,940	80,783	584,940	85,076
Foreign exchange (loss)/gain	(1,523)	3,158	459	(11,547)	10,037	1,460
Other (loss)/income, net	(1,074)	(19,499)	(2,836)	1,373	(12,361)	(1,798)

Income/(loss) before income tax	13,591	(2,423,893)	(352,541)	(525,115)	(10,217,125)	(1,486,020)
Income tax expenses	—	—	—	—	—	—
Net income/(loss)	13,591	(2,423,893)	(352,541)	(525,115)	(10,217,125)	(1,486,020)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income/(loss)	13,591	(2,423,893)	(352,541)	(525,115)	(10,217,125)	(1,486,020)
Deemed distribution to certain holders of convertible preferred shares	—	—	—	—	(80,496)	(11,708)
Contribution from a holder of convertible preferred shares	—	—	—	26,413	—	—
Net income/(loss) attributable to ordinary shareholders	13,591	(2,423,893)	(352,541)	(498,702)	(10,297,621)	(1,497,728)

Earnings/(deficits) per share for Class A and Class B ordinary shares:
-Basic	0.01	(0.54)	(0.08)	(0.28)	(3.47)	(0.50)
-Diluted	0.01	(0.54)	(0.08)	(0.28)	(3.47)	(0.50)

Earnings/(deficits) per ADS (4 ordinary shares equals 1 ADS ):
-Basic	0.04	(2.16)	(0.32)	(1.12)	(13.88)	(2.00)
-Diluted	0.04	(2.16)	(0.32)	(1.12)	(13.88)	(2.00)

Weighted average number of Class A and Class B ordinary shares outstanding:
-Basic	1,758,769,820	4,455,688,688	4,455,688,688	1,764,799,346	2,968,319,549	2,968,319,549
-Diluted	1,758,769,820	4,455,688,688	4,455,688,688	1,764,799,346	2,968,319,549	2,968,319,549

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	887,585	5,062,378	736,292	1,209,275	11,515,575	1,674,871
- Transaction services	291,817	591,544	86,037	531,416	1,604,415	233,352
Merchandise sales	—	—	—	3,385	—	—
Total	1,179,402	5,653,922	822,329	1,744,076	13,119,990	1,908,223

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	210	2,118	308	796	3,488	507
Sales and marketing expenses	593	191,844	27,903	1,675	405,805	59,022
General and administrative expenses	(397)	255,671	37,186	108,141	6,296,186	915,742
Research and development	2,262	78,379	11,400	5,893	136,094	19,794
Total	2,668	528,012	76,797	116,505	6,841,573	995,065

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	5,362,621	5,732,397	833,743	9,686,328	7,767,927	1,129,798
Net cash (used in)/provided by investing activities	(11,926)	(238,635)	(34,708)	71,651	(7,548,509)	(1,097,885)
Net cash (used in)/provided by financing activities	(300)	(13,936)	(2,027)	1,398,860	17,344,357	2,522,632
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,293)	(66,967)	(9,740)	(47,681)	546,910	79,545

Increase in cash, cash equivalents and restricted cash	5,337,102	5,412,859	787,268	11,109,158	18,110,685	2,634,090
Cash, cash equivalents and restricted cash at beginning of period[10]	7,091,899	25,126,827	3,654,545	1,319,843	12,429,001	1,807,723

Cash, cash equivalents and restricted cash at end of period[10]	12,429,001	30,539,686	4,441,813	12,429,001	30,539,686	4,441,813

10  As the Company lost its EGC status on December 31, 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Pursuant to the guidance, the Company retrospectively restated the statement of cash flows in the comparative periods.

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the years ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(22,704)	(2,640,909)	(384,104)	(595,724)	(10,799,741)	(1,570,758)
Add: Share-based compensation	2,668	528,012	76,797	116,505	6,841,573	995,065
Impairment of long term investment	10,000	—	—	10,000	—	—
Non- GAAP operating loss	(10,036)	(2,112,897)	(307,307)	(469,219)	(3,958,168)	(575,693)

Net income/(loss) attributable to ordinary shareholders	13,591	(2,423,893)	(352,541)	(498,702)	(10,297,621)	(1,497,728)
Add: Share-based compensation	2,668	528,012	76,797	116,505	6,841,573	995,065
Impairment of long term investment	10,000	—	—	10,000	—	—
Non- GAAP net income/(loss) attributable to ordinary shareholders	26,259	(1,895,881)	(275,744)	(372,197)	(3,456,048)	(502,663)

Non-GAAP basic earnings/(deficits) per share	0.01	(0.43)	(0.06)	(0.21)	(1.16)	(0.17)
Non-GAAP basic earnings/(deficits) per ADS	0.04	(1.72)	(0.24)	(0.84)	(4.64)	(0.68)
Non-GAAP diluted earnings/(deficits) per share	0.01	(0.43)	(0.06)	(0.21)	(1.16)	(0.17)
Non-GAAP diluted earnings/(deficits) per ADS	0.04	(1.72)	(0.24)	(0.84)	(4.64)	(0.68)